Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your Midatech Shares, please forward this document, together with the accompanying Form of Proxy, at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan.

Panmure Gordon (UK) Limited which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as nominated adviser and broker to the Company for the purposes of the AIM Rules in connection with the Sale and is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to its customers or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

Midatech Pharma plc

(Registered in England and Wales with company number 09216368)

Proposed Sale of Midatech Pharma US Inc.

and

Notice of General Meeting

Nominated Adviser and Broker

PANMURE GORDON (UK) LIMITED

Notice convening a General Meeting of the Company to be held at the offices of the Company at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire, OX14 4RQ on 15 October 2018 at 10.00 a.m. is set out at the end of this document. Shareholders are asked to complete and return the enclosed Form of Proxy in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by the Company’s registrars, Neville Registrars Limited at Neville House, Steelpark Road, Halesowen B62 8HD as soon as possible but in any event not later than 10.00 a.m. on 13 October 2018. The completion and posting of a Form of Proxy will not preclude Shareholders from attending and voting in person at the General Meeting should they wish to do so.

This document contains certain statements that are or may be forward-looking. These statements typically contain words such as “intends”, “expects”, “anticipates”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified elsewhere in this document as well as the following possibilities: future revenues are lower than expected; costs or difficulties relating to the Sale and the continuation of the Group’s business following the Sale, are greater than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the Group’s business following the Sale, whether internationally or in the places where the Group does business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected. Statements are only made as at the date of this document. The Company expressly disclaims any obligation to disseminate any update or revision to any forward looking statement in this document to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, unless required to do so by applicable law, the AIM Rules or the rules and regulations promulgated by the U.S. Securities and Exchange Commission.

This document should be read in its entirety. In particular, your attention is drawn to the letter from the Chairman set out in Part 1 of this document recommending that you vote in favour of the Resolution to be proposed at the General Meeting.

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Timetable of Principal Events

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 13 October 2018

General Meeting	10.00 a.m. on 15 October 2018

Expected date of Closing of the Sale	by 31 October 2018

All of the above times refer to London time unless otherwise stated and each of the times and dates is subject to change. If any of the above times and/or dates do change, the revised times and/or dates will be notified to Shareholders by way of announcement on a Regulatory Information Service.

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Directors, Secretary and Registered Office

Directors	Rolf Stahel, Non-executive Chairman
Craig Cook, Chief Executive Officer
Nick Robbins-Cherry, Chief Financial Officer
John Johnston, Non-executive Director
Michele Luzi, Non-executive Director
Pavlo Protopapa, Non-executive Director
Simon Turton, Non-executive Director
Sijmen de Vries, Non-executive Director

Company Secretary	Nick Robbins-Cherry

Registered Office	65 Innovation Drive Milton Park Milton Abingdon Oxfordshire OX14 4RQ

Company website	http://www.midatechpharma.com

Nominated Adviser and Broker	Panmure Gordon (UK) Limited One New Change London EC4M 9AF

Registrars	Neville Registrars Limited Neville House Steelpark Road Halesowen West Midlands B62 8HD

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PART 1

Letter from the Chairman

Midatech Pharma plc

(Registered in England and Wales with company number 09216368)

Directors:	Registered Office:
Rolf Stahel	65 Innovation Drive
Craig Cook	Milton Park
Nick Robbins-Cherry	Milton
John Johnston	Abingdon
Michele Luzi	Oxfordshire
Pavlo Protopapa	OX14 4RQ
Simon Turton Sijmen de Vries

28 September 2018

Dear Shareholder,

Proposed Sale of Midatech Pharma US Inc. (“MTP US”)
and Notice of General Meeting

1.	INTRODUCTION

It was announced on 27 September 2018 that the Company has entered into a stock purchase agreement dated 26 September 2018 (“Sale Agreement”) with Kanwa Holdings, LP (“Purchaser”) a limited partnership owned by funds managed by or through Barings LLC (“Barings”), for the sale by the Company of the entire common stock of Midatech Pharma US Inc. for an initial cash consideration of $13,000,000 and further cash consideration of up to $6,000,000 dependant on the sales performance of certain products of MTP US (“Sale”).

In view of the size of the transaction, under the AIM Rules the Sale is conditional on the approval of Shareholders at a General Meeting. A notice of the General Meeting of the Company at which the Resolution is being proposed, for the purposes of Shareholders approving the Sale Agreement and the Sale, is set out at the end of this document. Assuming the Resolution is passed at the General Meeting, the completion of the Sale is anticipated to occur by 31 October 2018.

Subject to completion of the Sale, the Continuing Group will remain focused on the Group’s key pipeline of medicines for oncology and related therapeutic areas which are currently in various stages of pre-clinical and clinical development (“Key Pipeline Products”) including:

•	MTD201 (Q-Octreotide), a long-acting dose of Octreotide for the treatment of acromegaly and metastatic carcinoid tumours; and

•	MTX110, a treatment for diffuse pontine glioma (DIPG), an ultra-rare brain tumour disease suffered by children.

The purpose of this document is to provide Shareholders with details of the Sale Agreement and the Sale together with its effect on the Group. Further, to explain why your Board believes that the Sale is in the best interests of the Company and Shareholders as a whole and to recommend that you vote in favour of the Resolution to approve the Sale Agreement and the Sale at the General Meeting.

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2.	BACKGROUND TO MTP US AND REASONS FOR THE SALE

Background to MTP US

MTP US is the current US commercial arm of the Group. MTP US was acquired by the Company on 7 December 2015 and since that date MTP US has focused on commercialising oncology supportive care products in the US which help patients manage the impact of their cancer as well as the side effects of their cancer therapy. MTP US offers patients a choice in therapeutic delivery mechanisms to enable patients who might otherwise feel helpless in their fight against cancer to take back some measure of control and to fight cancer’s side effects on their own terms.

MTP US has acquired a portfolio of products, including marketing rights in the United States, for:

•	Zuplenz, the only FDA-approved oral soluble film indicated for moderately emetogenic chemotherapy-induced nausea and vomiting, referred to as CINV, radiotherapy-induced nausea and vomiting, referred to as RINV, and post-operative nausea and vomiting, referred to as PONV;

•	Gelclair, an FDA-approved oral gel barrier device indicated for the management and relief of pain due to oral mucositis;

•	Oravig, an FDA-approved orally dissolving buccal tablet approved for the treatment of oral thrush; and

•	Soltamox, an FDA-approved oral liquid solution of tamoxifen citrate, for the treatment and prevention of breast cancer.

Details of the current trading of MTP US are set out in paragraph 4 of this Part 1 below.

Reason for the Sale

In the Company’s circular to Shareholders dated 28 September 2017 in respect of the placing and open offer of new Midatech Shares which raised £6.2 million (“2017 Circular”) it was stated that:

“The proceeds of the placing would not themselves provide the Company with sufficient working capital for its anticipated requirements over the next twelve months”.

In the 2017 Circular it was also stated that the Board would continue to have discussions with third parties to assess the market value of certain of the Company’s assets in order to drive long term value for the Group without a reliance on equity funding where possible. Further, the Board was determined to take action to ensure that the Company was not required to significantly delay, scale back or discontinue the development or commercialisation of the Key Pipeline Products referred to in paragraph 1 above.

In the Company’s report and accounts for the financial year ended 31 December 2017, the Board confirmed that until such time as the Group generates positive net cash inflows from commercialisation of Key Pipeline Products it may be required to seek additional funding. The Board also disclosed that it was continuing to evaluate options for further funding including by way of monetising assets of the Group.

In furtherance of this strategy, the Company appointed a specialist life sciences advisory firm and initially sought buyers of MTP US on a confidential and measured basis resulting in two indicative offers being received. Following this exploratory process, the sale process was expanded in order to maximise value from MTP US. This resulted in a significant number of potentially interested parties and additional non-binding offers.

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The Board has considered the terms of the various non-binding offers made for MTP US. The Board has concluded that it considers the Sale Agreement to create the maximum realisation of the value of MTP US for the benefit of Shareholders as well as supplying the Continuing Group with additional working capital. As explained further in paragraph 4 below, following Completion of the Sale, the Company is required to repay the outstanding Mid Cap Loan to Mid Cap Financial. Whilst MTP US was profitable for the second six months of the financial year ended 31 December 2017, it recorded a loss for the first six months of the financial year ended 31 December 2018 and is reliant on continued growth in sales of MTP US Products for the business to become profitable. The Sale will streamline the Midatech business with a focus on R&D, generate non-dilutive cash to support the Continuing Group and allow management to completely focus on advancing on the Company’s R&D pipeline to maximise the value of the business.

The Board has sought and received a “fairness opinion” from an independent adviser that specialises in determining the value of transactions such as the proposed Sale. The fairness opinion concluded that the consideration for the Sale represented a fair and reasonable value for the Sale Shares in MTP US. However, this is only one element of many that the Board considered in making its recommendation for Shareholders to approve the Sale Agreement and the Sale. It has been the totality of factors considered by the Board that has led to the Board recommending Shareholders to approve the Sale Agreement and the Sale at the General Meeting. Should Shareholders not vote in favour of the Sale at the General Meeting, the Company would be forced to explore urgent fundraising options to continue to fund the MTP US operation, the development of the Key Pipeline Products and to provide working capital for the Group. There can be no assurance that such a fundraise would be successful or that the terms or the quantum would secure sufficient funding for any or all of these elements for the short, medium or long term. If the Sale does not proceed and an alternative source of finance is not secured in the very near term the Group may not be able to continue trading.

3.	TERMS OF THE SALE

The Sale is made pursuant to the terms of the Sale Agreement further details of which are set out in Part 2 of this document. The Sale Agreement is subject to the law of the State of Delaware USA. The Company and MTP US have given certain warranties, indemnities and covenants customary for a transaction of this nature.

The consideration for the sale and transfer of the entire common stock of MTP US (“Sale Shares”) is the initial cash sum of $13,000,000 (“Initial Consideration”) together with up to $6,000,000 available by way of further consideration (“Earnout”) dependant on the sales performance of certain products of MTP US (together, the “Purchase Price”). At Closing under the terms of the Sale Agreement, the Purchaser shall deduct from the Initial Consideration certain indebtedness of MTP US. In addition certain transaction expenses attributable to the Sale shall also be deducted from the Initial Consideration. The amount of these transaction expenses shall be calculated at Closing but are not expected to exceed $1 million.

For the purpose of determining whether the Company shall be entitled to all or any portion of the Earnout, the Sale Agreement provides for the calculation of Net Sales of certain MTP US Products over two consecutive measurement periods, the period of 12 months ending 31 December 2018 and the period of 12 months ending 31 December 2019.

The Sale Agreement sets out various conditions to the Closing of the Sale transaction. In particular, that the approval of Shareholders is obtained by way of the Resolution to be proposed at the General Meeting. The attention of Shareholders is drawn to Part 2 of this document which provides further details of the Sale Agreement, a description of other conditions to Closing and an explanation of the Earnout arrangements.

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4.	FINANCIAL EFFECTS OF SALE AND USE OF PROCEEDS

For the financial year ended 31 December 2017, MTP US contributed £6.65 million in net (statutory) revenues and £3.90 million of the Group loss before tax. Consequently, had the Sale occurred on 1 January 2017, the Group would have reported a loss before tax for the financial year ended 31 December 2017 of £13.43 million compared to the £17.33 million reported for the financial year ended 31 December 2017. For the six-month period to 30 June 2018, MTP US contributed £3.06 million in net (statutory) revenues and £5.79 million of the Group loss before tax, including a fair value adjustment of £4.70 million arising on the classification of the MTP US business as an asset held for sale. As at 31 December 2017, the Group reported net assets of £34.68 million, of which £18.55 million were attributed to MTP US. As at 30 June 2018, Group net assets were £23.37 million, of which £11.18 million were attributed to MTP US. The loss of revenue resulting from the Sale of MTP US is not anticipated to have a materially negative impact on the cash flow of the Midatech Group over the short to medium term. Based on current forecasts, management anticipate that MTP US will break even for the financial year ending 31 December 2018, and for it to be profitable thereafter. However, the level of profitability, assuming it achieves its sales forecasts, is not expected to be significant, particularly when compared to the proceeds from the Sale.

Following completion of the Sale, the Company is required to repay the outstanding loan to MidCap Financial of $7.0 million plus early repayment fees and deferred interest of approximately $0.6 million. The loan was secured in part on the MTP US business and the Sale will necessitate repayment. The remaining proceeds of the Sale of $4.5 million (excluding any further consideration arising from the Earnout), after meeting transaction costs, are to be applied to meet ongoing operating expenses including the funding of the MTD201 Q-Octreotide and MTX110 programmes.

The attention of Shareholders is drawn to the fact that even with the addition of the net proceeds from the Sale, the cash resources of the Company are limited. Whilst the Board will continue its efforts to secure additional non-dilutive funding, the Company is also exploring access to further equity financing in the near term, including from the UK, US or Europe, in order to support the continued development of the business and the rapid advancement of Key Pipeline Products, MTD201 and MTX110, which the Company is striving to bring to market as expeditiously as possible.

5.	CURRENT TRADING OF MIDATECH

The Company announced its 2018 interim results for the six months ended 30 June 2018 on 27 September 2018. The attention of Shareholders is drawn to the announcement made by the Company through the Regulatory Information Service and made available on Midatech’s website at: www.midatechpharma.com.

6.	GENERAL MEETING

In accordance with AIM Rule 15, in view of the size of the transaction relative to the Group, the Sale constitutes a ‘fundamental change of business’ of the Company. Accordingly, the Company is required to seek the consent of Shareholders to the Sale by way of the Resolution to be proposed at the General Meeting to be held at the offices of the Company at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire, OX14 4RQ at 10.00am, on 15 October 2018. Notice of the General Meeting is set out at the end of this document.

The Resolution is required in order to approve and effect the Sale and to grant the Directors authority to proceed with the Sale, including amending or varying the terms of the same, provided that in all cases such changes are non-material. The Resolution will be proposed as an ordinary resolution which will be passed if more than 50 per cent. of the votes cast are in favour.

7.	ACTION TO BE TAKEN

Shareholders will find enclosed with this document a Form of Proxy to be used in connection with the General Meeting. Whether or not you wish to attend the meeting in person, please complete, sign and return the Form of Proxy in accordance with the instructions printed thereon to the Company’s registrars Neville Registrars Limited, of Neville House, Steelpark Road, Halesowen, West Midlands B62 8HD, so as to be received as soon as possible, and, in any event, not later than 10.00am on 13 October 2018 (together with an authority or power of attorney (if any) under which it is signed). The completion and return of the Form of Proxy will not preclude you from attending the General Meeting and voting in person if you wish to do so.

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8.	RECOMMENDATION

The Directors believe that the Sale Agreement, the Sale and the passing of the Resolution at the General Meeting in order to approve the Sale Agreement and the Sale, to be in the best interests of the Company and will promote the success of the Company for the benefit of its Shareholders as a whole. Failure to approve the Resolution will require the Company to continue to fund the MTP US operation until such time as it becomes profitable and cash generative. Should Shareholders not vote in favour of the Sale at the General Meeting, the Company would be forced to explore urgent fundraising options to continue to fund the MTP US operation, the development of the Key Pipeline Products and to provide working capital for the Group. There can be no assurance that such a fundraise would be successful or that the terms or the quantum would secure sufficient funding for any or all of these elements for the short, medium or long term. If the Sale does not proceed and an alternative source of finance is not secured in the very near term the Group may not be able to continue trading. Accordingly, your Board unanimously recommend the approval of the Sale Agreement and the Sale and that Shareholders vote in favour of the Resolution as they intend to do in respect of their own beneficial holdings which amount to, (in aggregate), 3,115,322 Midatech Shares, representing 5.09 per cent. of the issued ordinary share capital of the Company as at the date of this document.

Yours sincerely,

Rolf Stahel

Non-executive Chairman

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PART 2

Principal Terms of the Sale Agreement

1.	Definitions

The following terms are used in this Part 2 in order to describe the principal terms of the Earnout pursuant to the Sale Agreement:

(a)	As regards the First Measurement Period (being the period of 12 months ending 31 December 2018) under the Earnout:

“2018 100% Gelclair Products Target” means $5,230,000,

“2018 100% MTP US Products Target” means $11,340,000,

“2018 100% Zuplenz Products Target” means $4,180,000,

“2018 90% Gelclair Products Target” means $4,710,000,

“2018 90% MTP US Products Target” means $10,206,000,

“2018 90% Zuplenz Products Target” means $3,760,000;

(b)	As regards the Second Measurement Period (being the period of 12 months ending 31 December 2019) under the Earnout:

“2019 100% Gelclair Products Target” means $6,040,000,

“2019 100% MTP US Products Target” means $14,180,000,

“2019 100% Zuplenz Products Target” means $5,880,000,

“2019 90% Gelclair Products Target” means $5,430,000,

“2019 90% MTP US Products Target” means $12,760,000,

“2019 90% Zuplenz Products Target” means $5,300,000,

(c)	Other definitions:

“Acquisition Proposal” is defined in the Sale Agreement and, in summary, means any bona fide, written inquiry, proposal or offer from any third party relating to: (a) any acquisition or purchase of a significant part of the business or equity interests of MTP US; and (b) any tender offer, exchange offer, takeover offer, merger, consolidation or business combination involving the acquisition of 25% or more of the aggregate equity interests or assets of MTP US by a third party.

“Net Sales” means the gross invoiced revenue of MTP US, the Purchaser, their respective affiliates and/or licensees to third parties from the sale of certain MTP US products, Gelclair products or Zuplenz products, (as applicable), for such period minus the following to the extent allocable to the sale of such applicable product and actually incurred, allowed or taken by the selling party: customary sales discounts, rebates, credits or allowances, chargebacks, cash discounts, returns, recalls and/or sales adjustments, patient copays, device taxes, and distribution costs, all of which shall be determined in accordance with U.S. generally accepted accounting principles. For the avoidance of doubt, Net Sales shall exclude products provided to third parties for clinical studies, compassionate use or as samples.

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2.	Sale Agreement

The Sale is made pursuant to the terms of a stock purchase agreement made between (1) the Company (2) MTP US and (3) Kanwa Holdings, LP a limited partnership established for the purposes of acquiring MTP US. The Purchaser is owned by funds managed by or through Barings a global asset management firm whose principal place of business is 300 S. Tryon Street, Charlotte, North Carolina 28202 USA and the stock purchase agreement is dated 26 September 2018 (“Sale Agreement”). The Sale Agreement is subject to the laws of the State of Delaware USA and the Company, MTP US and the Purchaser have each given certain warranties, indemnities and covenants customary for a transaction of this nature.

The consideration for the sale and transfer of the Sale Shares is the cash sum of $13,000,000 (“Initial Consideration”) together with up to $6,000,000 available by way of further consideration (“Earnout”) dependant on the sales performance of certain products of MTP US both individually and in aggregate (together “Purchase Price”). The Sale Agreement anticipates that MTP US is acquired on a debt free basis and accordingly on Closing, the Purchaser shall deduct from the Initial Consideration (and make payment on behalf of MTP US) certain indebtedness of MTP US. Such indebtedness includes sums advanced by MidCap Financial under the MidCap Loan. In addition certain transaction expenses attributable to the Sale shall also be deducted from the Initial Consideration. The amount of these transaction expenses shall be calculated at Closing but are not expected to exceed $1 million.

Conditions

The Sale Agreement sets out various conditions to Closing of the Sale transaction. In particular, that the approval of Shareholders is to be obtained by way of the Resolution to be proposed at the General Meeting. Other conditions include, inter alia, the following:

(a)	That, since the date of the Sale Agreement, there has not occurred any fact, development, event, circumstance, condition, occurrence or effect which, individually or collectively, has had, or would reasonably be expected to have a material adverse effect (as defined in the Sale Agreement) on:

i)	the business and assets of MTP US and its subsidiaries taken as a whole (subject to certain exceptions); or

ii)	the ability of the Company to perform its obligations under the Sale Agreement; and

(b)	that certain representations and warranties of the Company and/or MTP US remain true and correct as at the date of the Sale Agreement and also as at Closing (subject to certain conditions).

The conditions set out in (a) and (b) above are some of the conditions which are required to be satisfied in order for the Purchaser to proceed with the Sale.

Termination Rights

There are certain termination rights set out in the Sale Agreement whereby a party may be entitled to terminate its obligations. The Sale Agreement may be terminated at any time prior to Closing:

(a)	by the parties by way of mutual written consent;

(b)	by either party if: (i) the Closing has not occurred on or prior to 31 December 2018, subject to certain exceptions, (ii) a governmental body has issued an order or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and such order or action is final and non-appealable or (iii) the Resolution is not passed at the General Meeting;

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(c)	by the Purchaser if (i) the Company or MTP US shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Sale Agreement or any document entered into in connection therewith, and such breach or failure is not timely cured, (ii) there is a change by the Board in the recommendation given to Shareholders (set out in paragraph 8 of the Chairman’s letter in Part 1 of this document) to vote in favour of the Resolution to approve the Sale (“Recommendation”), or (iii) the Company or the Board of Directors (or any committee thereof) shall (aa) approve, adopt or recommend any Acquisition Proposal (as defined in paragraph 1 of this Part 2) or (bb) approve or recommend, or enter into or allow MTP US or any of its subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Acquisition Proposal, or (iv) the Company shall fail to include in the Circular distributed to its Shareholders the Recommendation, or (v) the Company or the Board of Directors (or any committee thereof) shall formally authorise or publicly propose any of the foregoing; or (vi) if any of the Company or MTP US’s Closing conditions are not capable of being fulfilled;

(d)	by the Company if: (i) the Purchaser shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Sale Agreement or any document entered into connection therewith, and such breach or failure is not timely cured; (ii) any of the Purchaser’s Closing conditions are not capable of being fulfilled; or (iii) there is a change by the Board in the Recommendation.

In certain circumstances where the Sale Agreement is terminated by the Purchaser, or if the Sale Agreement is terminated for failure of the Shareholders to approve the Resolution following a change by the Board in the Recommendation, the Company will be required to reimburse the Purchaser for its reasonable out-of-pocket expenses, up to $400,000.

3.	Earnout

For purposes of determining whether the Company shall be entitled to all or any portion of the Earnout, the Sale Agreement provides for the calculation of Net Sales for distinct sets of products over two consecutive measurement periods, namely, the First Measurement Period and the Second Measurement Period as referred to in paragraph 1(a) and 1(b) of this Part 2.

The amount (if any) available under the Earnout is the total sum of up to $6,000,000 and which can be achieved on targets reached for product Net Sales as follows:

MTP US Products

(a)	$3,000,000 payment arising upon the earlier of the achievement of the 2018 100% MTP US Products Target or the 2019 100% MTP US Products Target; or, in the event that these targets are not met, $1,500,000 upon the earlier achievement of the 2018 90% MTP US Products Target or the 2019 90% MTP US Products Target. In the event the 2018 90% MTP US Products Target is met and the 2019 100% MTP US Products Target is met, a total of $3,000,000 will become payable in respect of the First Measurement Period and the Second Measurement Period. The aggregate Earnout associated with MTP US Products Targets will not exceed $3,000,000.

Gelclair

(b)	$1,500,000 payment arising upon the earlier of the achievement of the 2018 100% Gelclair Products Target or the 2019 100% Gelclair Products Target; or, in the event that these targets are not met, $750,000 upon the earlier achievement of the 2018 90% Gelclair Products Target or the 2019 90% Gelclair Products Target. In the event the 2018 90% Gelclair Products Target is met and the 2019 100% Gelclair Products Target is met, a total of $1,500,000 will become payable in respect of the First Measurement Period and the Second Measurement Period. The aggregate Earnout associated with Gelclair Products Targets will not exceed $1,500,000.

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Zuplenz

(c)	$1,500,000 arising upon the earlier of the achievement of the 2018 100% Zuplenz Products Target or the 2019 100% Zuplenz Products Target; or, in the event that these targets are not met, $750,000 upon the earlier achievement of the 2018 90% Zuplenz Products Target or the 2019 90% Zuplenz Products Target. In the event the 2018 90% Zuplenz Products Target is met and the 2019 100% Zuplenz Products Target is met, a total of $1,500,000 will become payable in respect of the First Measurement Period and the Second Measurement Period. The aggregate Earnout associated with Zuplenz Products Targets will not exceed $1,500,000.

4.	Other provisions

The Sale Agreement contains typical and customary provisions for agreements of this nature to ensure the correct calculation of Net Sales. There are also provisions for dealing with disputes over the calculation of Net Sales between the parties to the Sale Agreement. Further, the Purchaser has agreed with the Company certain obligations customary for protecting the payment of the Earnout namely:

(a)	providing for the Net Sales calculation for determining payments of the Earnout to be made irrespective of Net Sales accrued in the event of the subsequent sale and/or exclusive licence by the Purchaser of MTP US Products, Gelclair Products or Zuplenz Products (as the case may be and solely for such products as are sold and/or exclusively licensed) at any time in either the First Measurement Period or the Second Measurement Period (subject to certain conditions); and

(b)	agreeing that the Purchaser shall, and shall cause MTP US to, use commercially reasonable efforts to avoid taking, or failing to take, any actions the primary purpose of which is to prevent the payment of any of the Earnout due to the Company.

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PART 3

Definitions

1.	The following definitions apply throughout this document and the Form of Proxy, unless the context otherwise requires:

“AIM”	the market of that name operated by London Stock Exchange plc

“AIM Rules”	the AIM Rules for Companies published by London Stock Exchange plc from time to time

“Announcement”	the announcement released by the Company on 27 September 2018, relating to the Sale and the publication of this document

“Board” or “Directors”	the directors of the Company whose names are set out in Part 1 of this document

“Circular”	this document

“Closing”	completion of the Sale in accordance with the terms of the Sale Agreement

“Company” or “Midatech”	Midatech Pharma plc a company incorporated and registered in England and Wales with registered number 09216368 and whose registered office is at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire OX14 4RQ

“Consideration”	means the consideration under the Sale as set out in the Sale Agreement representing $13,000,000 by way of initial consideration and up to $6,000,000 under the Earnout

“Continuing Group”	the Group following Closing of the Sale

“CREST”	the relevant system (as defined in the Regulations) which enables title to units of relevant securities (as defined in the Regulations) to be evidenced and transferred without a written instrument and in respect of which Euroclear is the Operator (as defined in the Regulations)

“CREST Manual”	the manual produced by Euroclear describing the CREST system and supplied by Euroclear to users and participants of that system

“CREST member”	a person who has been admitted by Euroclear as a system member (as defined in the CREST Regulations)

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Earnout”	means the additional consideration payable to the Company by way of the earn-out arrangements described in paragraph 3 of Part 2

“Euroclear”	means Euroclear UK and Ireland Limited, the operator of CREST

“Form of Proxy”	the form of proxy relating to the General Meeting enclosed with this document

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“FSMA”	the Financial Services and Markets Act 2000, as amended

“Gelclair or Gelclair Products”	means the gel for the management and relief of pain associated with oral mucositis (a condition characterised by erythema and oral lesions) to which MTP US has exclusive licence rights in the USA, and which is currently sold under the registered trademark “GELCLAIR”

“General Meeting” or “GM”	the general meeting of the Company convened for the purposes of the approval by Shareholders of the Sale, notice of which is set out at the end of this document

“Group”	means, together, Midatech Pharma plc and its subsidiaries

“London Stock Exchange”	London Stock Exchange plc

“Midatech Shares”	ordinary shares of 0.005 pence each in the Company

“MidCap Agreement”	means the credit, guaranty and security agreement between (1) MidCap Financial Trust on behalf of MidCap Financial and other affiliates and (2) members of the Group including MTP US

“MidCap Financial”	means MidCap Financial Services, LLC of 3500 Lenox Road, Suite 1500, Atlanta, Georgia USA as servicer for MidCap Financial Trust under the terms of the MidCap Agreement

“MidCap Loan”	means the loan advances made pursuant to the MidCap Agreement

“MTP US”	Midatech Pharma US Inc., a wholly owned subsidiary of the Company

“MTP US Products”	means, together, Gelclair, Oravig, Soltamox and Zuplenz

“Net Sales”	has the meaning described in paragraph 1 (c) of Part 2 of this document

“NeutraSal”	means the supersaturated calcium product for dryness of oral mucosa (due to the use of drugs that suppress salivary secretion) promoted by MTP US pursuant to an agreement with Valeant Pharmaceuticals North America LLC, an affiliate of Bausch Health Companies, Inc., currently sold under the registered trade mark “NEUTRASAL”

“Oravig”	means the orally dissolving buccal tablet product approved for the treatment of oral thrush and sold under the registered trade mark “ORAVIG”

“Regulatory Information Service”	means any of the services set out in the list maintained by the London Stock Exchange as set out in the AIM Rules

“Resolution”	the ordinary resolution to be proposed at the General Meeting in order to approve the Sale Agreement and Sale, such resolution being described in Part 2 of this document

“Sale”	means the sale of entire common stock of MTP US owned by the Company pursuant to the terms of the Sale Agreement

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“Sale Agreement”	the conditional agreement dated 26 September 2018 made between (1) the Company (2) MTP US and (3) the Purchaser for the sale of the Sale Shares and which is described in paragraph 2 of Part 2 of this document

“Sale Shares”	means the entire common stock of MTP US owned by the Company

“Shareholders”	holders of Midatech Shares

“Soltamox”	means an oral liquid solution of tamoxifen citrate, for the treatment and prevention of breast cancer, acquired from Rosemount Pharmaceutical, Ltd., and sold under the registered trade mark “SOLTAMOX”

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland and its dependent territories

“United States” or “USA”	the United States of America (including the District of Columbia), its territories and possessions, any state of the United States of America and all other areas subject to its jurisdiction

“Zuplenz” or “Zuplenz Products”	means Zuplenz®(ondansetron) Oral Soluble Film, for chemotherapy and radiotherapy induced nausea and vomiting, and also post-operative nausea and vomiting

For the purposes of this document, “subsidiary”, “subsidiary undertaking”, “undertaking”, “associated undertaking” have the meanings given by the Act.

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Notice of General Meeting

Midatech Pharma plc

(Registered in England and Wales with company number 09216368)

NOTICE IS HEREBY GIVEN that a General Meeting of the Company will be held at the offices of the Company at 65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire, OX14 4RQ at 10.00 am on 15 October 2018 for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution, namely:

ORDINARY RESOLUTION

THAT the proposed Sale Agreement (as defined in the circular to the Company’s Shareholders dated 28 September 2018 of which the notice convening this meeting forms part (the “Circular”)) and the sale by the Company of the entire issued stock of Midatech Pharma US Inc., on the terms and subject to the conditions of the Sale Agreement, be and is hereby approved for all purposes and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to take all such steps as they, in their absolute discretion, consider necessary or desirable, to effect the same and to agree such variations and amendments to the Sale Agreement as the directors (or any duly authorised committee thereof) may in their absolute discretion consider to be necessary or desirable, provided that such variations or amendments are not material.

Dated 28 September 2018

By order of the Board	Registered office:
Nick Robbins-Cherry	65 Innovation House
Company Secretary	Milton Park, Milton Abingdon Oxfordshire OX14 4RG

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Notes to the Notice of General Meeting:

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), the Company specifies that only Shareholders entered on the register of members of the Company at 6.00 p.m. on 13 October 2018 (or in the event that this meeting is adjourned, on the register of members at 6.00 p.m. on the day preceding the date fixed for the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares of the Company registered in their name at that time. Changes to the register after the relevant time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Appointment of proxies

A Shareholder is entitled to appoint one or more proxies to exercise all or any of his or her rights to attend and to speak and vote at the meeting. A proxy need not be a Shareholder of the Company. A Shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that Shareholder.

The appointment of a proxy will not preclude a Shareholder from attending in person at the meeting and voting if he or she wishes to do so.

Appointment of proxy using the accompanying proxy form

A proxy form is enclosed. To appoint more than one proxy, please photocopy the form. Please state each proxy’s name and the number of shares in relation to which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) in the boxes indicated on the form. Please also indicate if the proxy form is one of multiple forms being returned. All proxy forms must be signed and should be returned together in the same envelope. In the case of joint Shareholders, the signature of any one of them will suffice, but the names of all joint holders should be stated.

To be valid, a duly completed proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be delivered by hand or sent by post to the offices of the Company’s registrars, Neville Registrars Limited of Neville House, Steelpark Road, Halesowen B62 8HD so as to be received not less than 48 hours before the time fixed for the holding of the meeting or any adjournment of the meeting (as the case may be).

Changing proxy instructions

In order to change your proxy instructions, simply submit a new proxy form. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. If the Company receives more than one appointment of a proxy in respect of any one share, the appointment received last revokes each earlier appointment and the Company’s decision as to which appointment was received last is final.

Termination of proxy appointments

In order to revoke a proxy appointment you must notify the Company of the termination at least three hours before the commencement of the meeting.

Joint shareholders

In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person (including by corporate representative) or by proxy, shall be accepted to the exclusion of the votes of the other joint Shareholders. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members.

Corporate representatives

A corporation which is a Shareholder may, by resolution of its directors or other governing body, authorise one or more persons to act as its representative at the meeting. Corporate representatives should bring with them to the meeting: (i) an original or certified copy of the resolution authorising them; or (ii) an original letter on the Shareholder’s letterhead, signed by an authorised signatory, confirming that they are so authorised.

Sale Agreement

A copy of the Sale Agreement (as defined in the Circular of which the Notice of Meeting forms part) shall be available for inspection by Shareholders during the meeting.

Issued shares and total voting rights

As at the date of this Notice of General Meeting, the Company’s issued ordinary share capital comprised of 61,184,135 ordinary shares of 0.005 pence each fully paid. The Company does not hold any shares in treasury. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at the date of this Notice of General Meeting is 61,184,135.

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